UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)

Under the Securities Exchange Act of 1934

AXIS TECHNOLOGIES GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

054617105
(CUSIP Number)

DHAB, LLC
2620 Thousand Oaks Boulevard (Suite 4000)
Memphis, TN 38118
(901) 260-1802
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

_______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No: 054617105		Page 2 of 9

1			NAMES OF REPORTING PERSONS:

DHAB, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	0 (1)

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	163,192,720 (1)

11			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

163,192,720(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.0%(2)

14	TYPE OF REPORTING PERSON:

OO

(1)           On April 22, 2010, DHAB, LLC (“DHAB”) entered into an Axis Joint Venture Agreement with Axis Technologies Group, Inc. (“AXIS”), Axis Technologies, Inc. and IRC-Interstate Realty Corporation, pursuant to which AXIS agreed to issue 163,192,720 shares of its common stock, par value $0.001 (the “Common Stock”) to DHAB in return for DHAB (i) issuing a promissory note in the principal amount of $6,000,000 (the “Promissory Note”) and (ii) executing a stock pledge agreement (the “Stock Pledge Agreement”) whereby DHAB pledged to AXIS the 163,192,720 shares of Common Stock to secure DHAB’s obligations under the Promissory Note.  The Promissory Note bears no interest and is due on July 1, 2010, but the note may be prepaid in whole or in part at any time.  The Stock Pledge Agreement provides that, until the Promissory Note has been paid in full, DHAB may not exercise any voting and other consensual rights pertaining to the Common Stock, other than as to any of the shares of Common Stock fully paid for and as to which the lien thereon has been released pursuant to the terms of the Stock Pledge Agreement.  The Stock Pledge Agreement also provides that, as the obligations evidenced by the Promissory Note are paid, or deemed to be satisfied by mutual agreement of DHAB and AXIS, AXIS will release from the lien under the Stock Pledge Agreement an equivalent number of shares of the Common Stock on a prorated basis as are represented by the sums so paid or deemed to be satisfied, based on a price of $0.04 per share.

(2)           The 163,192,720 shares held by DHAB represent approximately 67.0% of the Company’s total outstanding common stock (calculated based on a total of 243,404,781 shares outstanding as of April 22, 2010, including the shares held by DHAB, as verified by AXIS on May 3, 2010).

Schedule 13D
CUSIP No: 054617105		Page 3 of 9

1			NAMES OF REPORTING PERSONS:

J. Kevin Adams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	0 (1)

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	163,192,720 (1)

11			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

163,192,720(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.0%(2)

14	TYPE OF REPORTING PERSON:

IN; HC

(1)           On April 22, 2010, DHAB entered into an Axis Joint Venture Agreement with AXIS, Axis Technologies, Inc. and IRC-Interstate Realty Corporation, pursuant to which AXIS agreed to issue 163,192,720 shares of Common Stock to DHAB in return for DHAB (i) issuing the Promissory Note and (ii) executing the Stock Pledge Agreement whereby DHAB pledged to AXIS the 163,192,720 shares of Common Stock to AXIS to secure DHAB’s obligations under the Promissory Note.  The Promissory Note bears no interest and is due on July 1, 2010, but the note may be prepaid in whole or in part at any time.  The Stock Pledge Agreement provides that, until the Promissory Note has been paid in full, DHAB may not exercise any voting and other consensual rights pertaining to the Common Stock, other than as to any of the shares of Common Stock fully paid for and as to which the lien thereon has been released pursuant to the terms of the Stock Pledge Agreement.  The Stock Pledge Agreement also provides that, as the obligations evidenced by the Promissory Note are paid, or deemed to be satisfied by mutual agreement of DHAB and AXIS, AXIS will release from the lien under the Stock Pledge Agreement an equivalent number of shares of the Common Stock on a prorated basis as are represented by the sums so paid or deemed to be satisfied, based on a price of $0.04 per share.

(2)           The 163,192,720 shares held by DHAB represent approximately 67.0% of the Company’s total outstanding common stock (calculated based on a total of 243,404,781 shares outstanding as of April 22, 2010, including the shares held by DHAB, as verified by AXIS on May 3, 2010).

Schedule 13D
CUSIP No: 054617105		Page 4 of 9

1			NAMES OF REPORTING PERSONS:

William H. Bethell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	0 (1)

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	163,192,720 (1)

11			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

163,192,720(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.0%(2)

14	TYPE OF REPORTING PERSON:

IN; HC

(1)           On April 22, 2010, DHAB entered into an Axis Joint Venture Agreement with AXIS, Axis Technologies, Inc. and IRC-Interstate Realty Corporation, pursuant to which AXIS agreed to issue 163,192,720 shares of Common Stock to DHAB in return for DHAB (i) issuing the Promissory Note and (ii) executing the Stock Pledge Agreement whereby DHAB pledged to AXIS the 163,192,720 shares of Common Stock to AXIS to secure DHAB’s obligations under the Promissory Note.  The Promissory Note bears no interest and is due on July 1, 2010, but the note may be prepaid in whole or in part at any time.  The Stock Pledge Agreement provides that, until the Promissory Note has been paid in full, DHAB may not exercise any voting and other consensual rights pertaining to the Common Stock, other than as to any of the shares of Common Stock fully paid for and as to which the lien thereon has been released pursuant to the terms of the Stock Pledge Agreement.  The Stock Pledge Agreement also provides that, as the obligations evidenced by the Promissory Note are paid, or deemed to be satisfied by mutual agreement of DHAB and AXIS, AXIS will release from the lien under the Stock Pledge Agreement an equivalent number of shares of the Common Stock on a prorated basis as are represented by the sums so paid or deemed to be satisfied, based on a price of $0.04 per share.

(2)           The 163,192,720 shares held by DHAB represent approximately 67.0% of the Company’s total outstanding common stock (calculated based on a total of 243,404,781 shares outstanding as of April 22, 2010, including the shares held by DHAB, as verified by AXIS on May 3, 2010).

Schedule 13D
CUSIP No: 054617105		Page 5 of 9

1			NAMES OF REPORTING PERSONS:

Daniel L. Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	0 (1)

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	163,192,720 (1)

11			AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

163,192,720(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.0%(2)

14	TYPE OF REPORTING PERSON:

IN; HC

(1)           On April 22, 2010, DHAB entered into an Axis Joint Venture Agreement with AXIS, Axis Technologies, Inc. and IRC-Interstate Realty Corporation, pursuant to which AXIS agreed to issue 163,192,720 shares of Common Stock to DHAB in return for DHAB (i) issuing the Promissory Note and (ii) executing the Stock Pledge Agreement whereby DHAB pledged to AXIS the 163,192,720 shares of Common Stock to AXIS to secure DHAB’s obligations under the Promissory Note.  The Promissory Note bears no interest and is due on July 1, 2010, but the note may be prepaid in whole or in part at any time.  The Stock Pledge Agreement provides that, until the Promissory Note has been paid in full, DHAB may not exercise any voting and other consensual rights pertaining to the Common Stock, other than as to any of the shares of Common Stock fully paid for and as to which the lien thereon has been released pursuant to the terms of the Stock Pledge Agreement.  The Stock Pledge Agreement also provides that, as the obligations evidenced by the Promissory Note are paid, or deemed to be satisfied by mutual agreement of DHAB and AXIS, AXIS will release from the lien under the Stock Pledge Agreement an equivalent number of shares of the Common Stock on a prorated basis as are represented by the sums so paid or deemed to be satisfied, based on a price of $0.04 per share.

(2)           The 163,192,720 shares held by DHAB represent approximately 67.0% of the Company’s total outstanding common stock (calculated based on a total of 243,404,781 shares outstanding as of April 22, 2010, including the shares held by DHAB, as verified by AXIS on May 3, 2010).

Schedule 13D
CUSIP No: 054617105		Page 6 of 9

Item 1.  Security and Issuer.

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Axis Technologies Group, Inc. (“AXIS”), whose principal executive offices are located at 2055 South Folsom Street, Lincoln, Nebraska 68522.

Item 2.  Identity and Background.

(a)-(c), (f)             This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)           DHAB, LLC (“DHAB”) is a Tennessee limited liability company whose principal business is to invest in and seek to influence the management of AXIS with the intent of increasing the value of AXIS for all of its shareholders.  DHAB has its principal place of business at 2620 Thousand Oaks Boulevard (Suite 4000), Memphis, Tennessee 38118.

(ii)           J. Kevin Adams is the Chief Executive Officer and a member of DHAB whose principal business is serving as the Chief Executive Officer and Chairman of the board of directors of IRC – Interstate Realty Corporation.  Mr. Adams has his principal business address at 2620 Thousand Oaks Boulevard (Suite 4000), Memphis, Tennessee 38118.  Mr. Adams is a citizen of the United States.

(iii)           William H. Bethell is the Chief Financial Officer and a member of DHAB whose principal business is acting as the Chief Financial Officer of AXIS.  Mr. Bethell has his principal business address at 211 Pine Street, Massapequa Park, New York 11762.  Mr. Bethell is a citizen of the United States.

(iv)           Daniel L. Brown is the Chief Operating Officer and a member of DHAB whose principal business is acting as the Chief Operating Officer of AXIS.  Mr. Brown has his principal business address at 2620 Thousand Oaks Boulevard (Suite 4000), Memphis, Tennessee 38118.  Mr. Brown is a citizen of the United States.

(d)-(e)           None of the Reporting Persons has, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons to make this single, joint filing (the “Joint Filing Agreement”) is attached hereto as Exhibit 4.  The filing of this Schedule 13D shall not be construed as an admission that any of Messrs Adams, Bethell or Brown is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of Common Stock covered by this Schedule 13D.

Item 3.  Source and Amounts of Funds or Other Consideration.

The shares of Common Stock covered by this statement were purchased by the issuance to AXIS by DHAB of a promissory note in the principal amount of $6,000,000 (the “Promissory Note”), a copy of which is attached hereto as Exhibit 3.  The Promissory Note bears no interest and is due on July 1, 2010, but the note may be prepaid in whole or in part at any time.

The Promissory Note is secured pursuant to that certain Stock Pledge and Security Agreement, dated April 22, 2010, by DHAB in favor of AXIS (the “Stock Pledge Agreement”), pursuant to which DHAB has pledged to AXIS the 163,192,720 shares of Common Stock to secure DHAB’s obligations under the Promissory Note.  The Stock Pledge Agreement provides that, until the Promissory Note has been paid in full, DHAB may not exercise any voting and other consensual rights pertaining to the 163,192,720 shares of Common Stock, other than as to any of the shares of Common Stock fully paid for and as to which the lien thereon has been released pursuant to the terms of the Stock Pledge Agreement.  The Stock Pledge Agreement also provides that, as the obligations evidenced by the Promissory

Schedule 13D
CUSIP No: 054617105		Page 7 of 9

Note are paid, or deemed to be satisfied by mutual agreement of DHAB and AXIS, AXIS will release from the lien under the Stock Pledge Agreement an equivalent number of shares of the Common Stock on a prorated basis as are represented by the sums so paid or deemed to be satisfied, based on a price of $0.04 per share.  In addition, until such time as shares are released as provided in the preceding sentence, if DHAB shall receive any dividends or other distributions relating to the shares of Common Stock, DHAB is required to deliver such dividends or other distributions to AXIS to be held as collateral under the Stock Pledge Agreement.  Under the terms of the Stock Pledge Agreement, DHAB is also prohibited from selling, assigning, exchanging or otherwise disposing of any of the shares of Common Stock that remain subject to the lien pursuant to the Stock Pledge Agreement.

Item 4.   Purpose of Transaction.

DHAB was created as a special purpose entity for investing in and managing AXIS.  It is DHAB’s intention that it will seek additional members in order to raise capital to repay the Promissory Note described in Item 3 above.  IRC-Interstate Realty Corporation has advised AXIS that it intends to invest in DHAB and to become a member thereof.  DHAB expects that it will appoint one or more members of AXIS’s board of directors.  DHAB also expects to seek to recommend to AXIS additional members of the management team with the aim of enabling the growth of AXIS’ business.  DHAB may, from time to time, sell shares of AXIS Common Stock to fund DHAB’s operations, subject to compliance with all applicable securities laws.

Item 5.   Interest in Securities of the Issuer.

(a)           Based on a total of 243,404,781 shares outstanding as of April 22, 2010, including the shares held by DHAB, as verified by AXIS on May 3, 2010.

As of the date hereof, DHAB may be deemed to be the beneficial owner of 163,192,720 shares of Common Stock, or 67.0% of the Company’s outstanding Common Stock.  Mr. Adams, as the Chief Executive Officer and a member of DHAB, may be deemed to be the beneficial owner of 163,192,720 shares of Common Stock, or 67.0% of the Company’s outstanding Common Stock.  Mr. Bethell, as the Chief Financial Officer and a member of DHAB, may be deemed to be the beneficial owner of 163,192,720 shares of Common Stock, or 67.0% of the Company’s outstanding Common Stock.  Mr. Brown, as the Chief Operating Officer and a member of DHAB, may also be deemed to be the beneficial owner of 163,192,720 shares of Common Stock, or 67.0% of the Company’s outstanding Common Stock.

(b)           See Items 7 through 10 of the cover page for each Reporting Person.

(c)           See Item 3 above.

(d)           Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Venture Agreement

On April 22, 2010, DHAB, LLC (“DHAB”) entered into an Axis Joint Venture Agreement (the “Joint Venture Agreement”) with Axis Technologies Group, Inc. (“AXIS”), Axis Technologies, Inc. and IRC-Interstate Realty Corporation (“IRC”), pursuant to which AXIS agreed to issue 163,192,720 shares of its common stock, par value $0.001 (the “Common Stock”) to DHAB in return for DHAB (i) issuing the Promissory Note and (ii) executing the Stock Pledge Agreement.  See Item 3 for more information regarding the Promissory Note and the Stock Pledge Agreement.

The primary purpose of the Joint Venture Agreement is to facilitate and make funds available for AXIS to acquire inventory and sell such inventory to customers.  Specifically, IRC will advance funds to purchase inventory from

Schedule 13D
CUSIP No: 054617105		Page 8 of 9

manufacturers, which inventory will be delivered to customers of AXIS.  As consideration for advancing such funds, IRC will receive a fee and will be granted a security interest in AXIS’s bank account and be given a first lien on AXIS’s personal property.  The Joint Venture Agreement further includes a covenant that AXIS will not issue any additional shares of its Common Stock prior to July 20, 2010.  The Joint Venture Agreement also provides that at its next annual meeting of the shareholders, AXIS will vote on whether or not to retire the Promissory Note in exchange for the issuance of shares of a second class of stock, no par value, which will be paid a coupon of 8% per annum.  The purpose of the second class of stock would be to hold a collateral interest in all of the assets of AXIS.

Promissory Note

The shares of Common Stock covered by this statement were purchased by the issuance to AXIS by DHAB of a promissory note in the principal amount of $6,000,000, a copy of which is attached hereto as Exhibit 3.  The Promissory Note bears no interest and is due on July 1, 2010, but the note may be prepaid in whole or in part at any time.

Stock Pledge and Security Agreement

The Promissory Note is secured pursuant to that certain Stock Pledge and Security Agreement, dated April 22, 2010, by DHAB in favor of AXIS, pursuant to which DHAB has pledged to AXIS the 163,192,720 shares of Common Stock until the Promissory Note is repaid in full.  The Stock Pledge Agreement provides that, until the Promissory Note has been paid in full, DHAB may not exercise any voting and other consensual rights pertaining to the 163,192,720 shares of Common Stock, other than as to any of the shares of Common Stock fully paid for and as to which the lien thereon has been released pursuant to the terms of the Stock Pledge Agreement.  The Stock Pledge Agreement also provides that, as the obligations evidenced by the Promissory Note are paid, or deemed to be satisfied by mutual agreement of DHAB and AXIS, AXIS will release from the lien under the Stock Pledge Agreement an equivalent number of shares of the Common Stock on a prorated basis as are represented by the sums so paid or deemed to be satisfied, based on a price of $0.04 per share.  In addition, until such time as shares are released as provided in the preceding sentence, if DHAB shall receive any dividends or other distributions relating to the shares of Common Stock, DHAB is required to deliver such dividends or other distributions to AXIS to be held as collateral under the Stock Pledge Agreement.  Under the terms of the Stock Pledge Agreement, DHAB is also prohibited from selling, assigning, exchanging or otherwise disposing of any of the shares of Common Stock that remains subject to the lien pursuant to the Stock Pledge Agreement.

Item 7.  Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Axis Joint Venture Agreement, dated as of April 22, 2010, between Axis Technologies Group, Inc., Axis Technologies, Inc., IRC-Interstate Realty Corporation and DHAB, LLC.

2	Stock Pledge and Security Agreement, dated as of April 22, 2010, by DHAB, LLC in favor of Axis Technologies Group, Inc.

3	Promissory Note in the amount of $6,000,000, by DHAB, LLC in favor Axis Technologies Group, Inc.

4	Joint Filing Agreement among DHAB, LLC, J. Kevin Adams, William H. Bethell and Daniel L. Brown, dated as of May 3, 2010.

Schedule 13D
CUSIP No: 054617105		Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2010

DHAB, LLC

By:	/s/ William H. Bethell
Name: William H. Bethell
Title: Chief Financial Officer

/s/ J. Kevin Adams
J. Kevin Adams

/s/ William H. Bethell
William H. Bethell

/s/ Daniel L. Brown
Daniel L. Brown